[PETROQUEST ENERGY INC LETTERHEAD]

June 16, 2005

Via EDGAR and Federal Express

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	PetroQuest Energy, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Form 10-Q for the fiscal quarter ended March 31, 2005
Response Letter dated May 3, 2005
File No. 000-19020

Dear Mr. Hiller:

     This letter is in response to your letter dated June 6, 2005, to PetroQuest Energy, Inc. (the “Company”) transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Form 10-K, Form 10-Q and the comment response letter dated May 3, 2005. The numbered paragraphs below correspond to the numbered comments in your letter.

10-K for the fiscal year ended December 31, 2004

Note 1 — Organization and Summary of Significant Accounting Policies, page F-7

Derivative Instruments, page F-9

     1. In response to your comment, the Company advises the Staff that the Company’s commodity hedge contracts are indexed to the same quantity of the same commodity over the same period of time and in similar locations as the underlying production and sales of the Company’s Gulf Coast Basin oil and gas. The hedges have a fair value of zero at inception. Specifically, our hedge contracts are settled using NYMEX index pricing which is tied directly to the pricing at the Henry Hub and WTI indexes which are in close proximity to the locations that the underlying production is marketed. As a result, there is a high correlation between the

Mr. Karl Hiller
June 16, 2005

historical settlement prices of derivative contracts and the historical realized prices received. We expect that these prices will continue to be highly correlated. Based on the above factors, and the results of our hedge effectiveness tests, we are able to conclude that in accordance with paragraph 65 of Section 2 of the Implementation Guidance our hedges are highly effective. As a result, monthly hedge settlements are recorded to oil and gas revenues as the ineffective portion is minimal and immaterial for reclassification to derivative expense.

2. In response to your comment, the Company advises the Staff that it will disclose in future filings the estimated amounts reported in Other Comprehensive Income that are expected to be reclassified into earnings within the next 12 months. The Company supplementally advises the Staff that as of March 31, 2005 and December 31, 2004, the Company’s accumulated comprehensive loss included approximately $5.5 million and $2.9 million, respectively, of net deferred losses on derivatives that are expected to be reclassified into oil and gas sales during the next 12 months assuming no change in the forward commodity prices from prices used to calculate the fair value of derivatives at March 31, 2005 and December 31, 2004. These derivative losses are expected to be reclassified to earnings as the oil and natural gas volumes underlying the hedge contracts are produced and sold.

In connection with the Company’s response to the Staff, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in this filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     I hope the foregoing materials are responsive to the Staff’s comments. Please call the undersigned at (337) 272-7469 with any additional comments or questions you may have.

Regards,

/s/ Michael O. Aldridge

Michael O. Aldridge

Enclosures

cc:	Mr. Mark A. Wojciechowski
Ms. Jennifer Gallagher